UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

China Online Education Group

(Name of Issuer)

Class A Ordinary Shares, $0.0001 par value per share

(Title of Class of Securities)

16954L105

(CUSIP Number)

Sequoia Capital China Growth Fund I, L.P.

c/o Codan Trust Company (Cayman) Limited

Cricket Square, Hutchins Drive

P.O. Box 2681

Grand Cayman, KY1-1111, Cayman Islands

(852) 2501 8989

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

with copies to:

Craig Marcus

Ropes & Gray LLP

800 Boylston Street

Boston, Massachusetts 02199

(617) 951-7802

June 15, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

CUSIP No. 16954L105	SCHEDULE 13D	Page 2 of 17

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) SCC Venture V Holdco I, Ltd. IRS Identification No. 98-1176961
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 36,285,762
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 36,285,762
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 36,285,762
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 41.2%[1]
14.	Type of Reporting Person (See Instructions) OO

[1]	The percentage is based upon 51,789,473 Class A ordinary shares of the Issuer outstanding as of the closing of its initial public offering, as described in the prospectus filed by the Issuer with the Securities and Exchange Commission on June 10, 2016.

CUSIP No. 16954L105	SCHEDULE 13D	Page 3 of 17

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Sequoia Capital China Venture Fund V, L.P. IRS Identification No. 98-1194129
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 36,285,762
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 36,285,762
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 36,285,762
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 41.2%[2]
14.	Type of Reporting Person (See Instructions) PN

[2]	The percentage is based upon 51,789,473 Class A ordinary shares of the Issuer outstanding as of the closing of its initial public offering, as described in the prospectus filed by the Issuer with the Securities and Exchange Commission on June 10, 2016.

CUSIP No. 16954L105	SCHEDULE 13D	Page 4 of 17

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) SC China Venture V Management, L.P. IRS Identification No. 98-1194145
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 36,285,762
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 36,285,762
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 36,285,762
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 41.2%[3]
14.	Type of Reporting Person (See Instructions) PN

[3]	The percentage is based upon 51,789,473 Class A ordinary shares of the Issuer outstanding as of the closing of its initial public offering, as described in the prospectus filed by the Issuer with the Securities and Exchange Commission on June 10, 2016.

CUSIP No. 16954L105	SCHEDULE 13D	Page 5 of 17

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) SCC Growth I Holdco A, Ltd. IRS Identification No. 98-1141870
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 14,694,526
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 14,694,526
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 14,694,526
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 23.5%[4]
14.	Type of Reporting Person (See Instructions) OO

[4]	The percentage is based upon 51,789,473 Class A ordinary shares of the Issuer outstanding as of the closing of its initial public offering, as described in the prospectus filed by the Issuer with the Securities and Exchange Commission on June 10, 2016.

CUSIP No. 16954L105	SCHEDULE 13D	Page 6 of 17

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Sequoia Capital China Growth Fund I, L.P. IRS Identification No. 26-0205433
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 14,694,526
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 14,694,526
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 14,694,526
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 23.5%[5]
14.	Type of Reporting Person (See Instructions) PN

[5]	The percentage is based upon 51,789,473 Class A ordinary shares of the Issuer outstanding as of the closing of its initial public offering, as described in the prospectus filed by the Issuer with the Securities and Exchange Commission on June 10, 2016.

CUSIP No. 16954L105	SCHEDULE 13D	Page 7 of 17

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Sequoia Capital China Growth Fund Management I, L.P. IRS Identification No. 26-0204337
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 14,694,526
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 14,694,526
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 14,694,526
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 23.5%[6]
14.	Type of Reporting Person (See Instructions) PN

[6]	The percentage is based upon 51,789,473 Class A ordinary shares of the Issuer outstanding as of the closing of its initial public offering, as described in the prospectus filed by the Issuer with the Securities and Exchange Commission on June 10, 2016.

CUSIP No. 16954L105	SCHEDULE 13D	Page 8 of 17

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) SC China Holding Limited IRS Identification No. – N/A
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 50,980,288
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 50,980,288
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 50,980,288
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 51.6%[7]
14.	Type of Reporting Person (See Instructions) OO

[7]	The percentage is based upon 51,789,473 Class A ordinary shares of the Issuer outstanding as of the closing of its initial public offering, as described in the prospectus filed by the Issuer with the Securities and Exchange Commission on June 10, 2016.

CUSIP No. 16954L105	SCHEDULE 13D	Page 9 of 17

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) SNP China Enterprises Limited IRS Identification No. – N/A
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 50,980,288
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 50,980,288
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 50,980,288
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 51.6%[8]
14.	Type of Reporting Person (See Instructions) OO

[8]	The percentage is based upon 51,789,473 Class A ordinary shares of the Issuer outstanding as of the closing of its initial public offering, as described in the prospectus filed by the Issuer with the Securities and Exchange Commission on June 10, 2016.

CUSIP No. 16954L105	SCHEDULE 13D	Page 10 of 17

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Nan Peng Shen
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Hong Kong SAR
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 50,980,288
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 50,980,288
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 50,980,288
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 51.6%[9]
14.	Type of Reporting Person (See Instructions) IN

[9]	The percentage is based upon 51,789,473 Class A ordinary shares of the Issuer outstanding as of the closing of its initial public offering, as described in the prospectus filed by the Issuer with the Securities and Exchange Commission on June 10, 2016.

ITEM 1.	SECURITY AND ISSUER.

This Statement on Schedule 13D (this “Statement”) relates to the Class A Ordinary Shares, $0.0001 par value per share (“Ordinary Shares”), of China Online Education Group, a Cayman Islands corporation (“China Online”). The principal executive offices of China Online are located at 6th Floor Deshi Building North, Shangdi Street, Haidian District, Beijing 100085, People’s Republic of China (86-10) 5692-8909.

ITEM 2.	IDENTITY AND BACKGROUND.

(a) This Statement is being jointly filed by the following persons (each a “Reporting Person” and collectively, the “Reporting Persons”): (1) SCC Venture V Holdco I, Ltd., an exempted company with limited liability incorporated under the laws of the Cayman Islands (“SCCV V HOLDCO I”); (2) Sequoia Capital China Venture Fund V, L.P., a Cayman Islands exempted limited partnership (“SCCVF V”); (3) SC China Venture V Management, L.P., a Cayman Islands exempted limited partnership (“SCCVF MGMT V”); (4) SCC Growth I Holdco A, Ltd., an exempted company with limited liability incorporated under the laws of the Cayman Islands (“SCCG I HOLDCO A”); (5) Sequoia Capital China Growth Fund I, L.P., a Cayman Islands exempted limited partnership (“SCCGF I”); (6) Sequoia Capital China Growth Fund Management I, L.P., a Cayman Islands exempted limited partnership (“SCCGF MGMT I”); (7) SC China Holding Limited, a Cayman Islands limited liability company (“SCC HOLD”); (8) SNP China Enterprises Limited, a British Virgin Islands limited liability company (“SNP”); and (9) Nan Peng Shen, a Hong Kong SAR citizen (“NS”). The agreement among the Reporting Persons relating to the joint filing of this Statement is attached to this Statement as Exhibit 99.1.

By virtue of the relationships described herein, the Reporting Persons may be deemed to constitute a “group” for purposes of Section 13(d)(3) of the Act. The filing of this Statement shall not be construed as an admission that the Reporting Persons are a group, or have agreed to act as a group. Each Reporting Person expressly disclaims beneficial ownership of the securities reported herein, except to the extent such Reporting Person actually exercises voting or dispositive power with respect to such securities.

(b) The business address of each of the Reporting Persons is c/o Codan Trust Company (Cayman) Limited, Cricket Square, Hutchins Drive, P.O. Box 268, Grand Cayman, KY1-1111, Cayman Islands.

(c) The principal occupation or employment of each of SCCV V HOLDCO I, SCCVF V, SCCG I HOLDCO A and SCCGF I is to acquire, hold and dispose of interests in various companies for investment purposes and to take all actions incident thereto. SCCGF I owns 100% of the outstanding ordinary shares of SCCG I HOLDCO A. SCCVF V owns 100% of the outstanding ordinary shares of SCCV V HOLDCO I. The principal occupation or employment of SCCVF MGMT V is to serve as the general partner of SCCVF V and certain other affiliated investment funds. The principal occupation or employment of SCCGF MGMT I is to serve as the general partner of SCCGF I and certain other affiliated investment funds. The principal occupation or employment of SCC HOLD is to serve as general partner of each of SCCVF MGMT V and SCCGF MGMT I as well as certain other affiliated entities. The principal occupation or employment of SNP is to serve as the parent company of SCC HOLD. The principal occupation or employment of NS is to serve as the founding managing partner of Sequoia Capital China and the sole owner of SNP.

(d) During the last five years, no Reporting Person has been convicted in any criminal proceeding (excluding traffic violations or other minor offenses).

(e) During the last five years, no Reporting Person has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding has been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) SCCV V HOLDCO I, SCCVF V, SCCVF MGMT V, SCCG I HOLDCO A, SCCGF I, SCCGF MGMT I and SCC HOLD are each organized under the laws of the Cayman Islands. SNP is organized under the laws of the British Virgin Islands. NS is a citizen of Hong Kong SAR.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The aggregate number of Ordinary Shares beneficially owned by the Reporting Persons is 50,980,288, including (a) 36,285,762 Class B Ordinary Shares issued upon conversion of outstanding Series C Convertible and Redeemable Preferred Shares, $0.0001 par value per share (“Series C Preferred Shares”), for which aggregate consideration of $16,020,000 has been paid, (b) 10,747,158 Class B Ordinary Shares issued upon conversion of outstanding Series D Preferred and Redeemable Preferred Shares $0.0001 par value per share (“Series D Preferred Shares”), for which aggregate consideration of $10,000,000 has been paid and (c) 3,947,368 Ordinary Shares, for which aggregate consideration of $5,000,000 has been paid. Each Class B Ordinary Share is convertible into one Class A Ordinary Share at any time by the holder. The source of the funds used to purchase the Ordinary Shares, Series C Preferred Shares and Series D Preferred Shares described above is capital contributions by the partners of such Reporting Persons and the available funds of such entities.

In July and August 2014, China Online entered into an agreement with SCCV V HOLDCO I and certain other parties, and issued 36,285,762 Series C Preferred Shares to SCCV V HOLDCO I for cash consideration of $16,020,000. All of the Series C Preferred Shares automatically converted into Class B Ordinary Shares upon the completion of China Online’s initial public offering.

In August 2015, China Online entered into an agreement with SCCG I HOLDCO A and certain other parties, and issued 10,747,158 Series D Preferred Shares to SCCG I HOLDCO A for cash consideration of $10,000,000. All of the Series D Preferred Shares automatically converted into Class B Ordinary Shares upon the completion of China Online’s initial public offering.

Pursuant to a Subscription Agreement dated May 27, 2016, by and between China Online and SCCG I HOLDCO A, on June 15, 2016 SCCG I HOLDCO A purchased from the Company 3,947,368 Ordinary Shares in a private placement transaction concurrently with, and subject to the completion of, China Online’s initial public offering, for aggregate consideration of $5,000,000.

ITEM 4.	PURPOSE OF TRANSACTION.

The Reporting Persons consummated the transactions described herein in order to acquire an interest in China Online for investment purposes. The Reporting Persons expect to evaluate on an ongoing basis China Online’s financial condition and prospects and their respective interests in, and intentions with respect to, China Online and their respective investments in the securities of China Online, which review may be based on various factors, including China Online’s business and financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for China Online’s securities in particular, as well as other developments and other investment opportunities. Accordingly, each Reporting Person reserves the right to change its intentions, as it deems appropriate. In particular, each Reporting Person may at any time and from time to time, in the open market, in privately negotiated transactions or otherwise, increase its holdings in China Online or dispose of all or a portion of the securities of China Online that the Reporting Persons now own or may hereafter acquire, including sales pursuant to the exercise of the registration rights provided by the Third Amended and Restated Shareholders’ Agreement by and among China Online, SCCV V HOLDCO I, SCCG I HOLDCO A and other shareholders parties thereto, dated August 31, 2015, as amended on May 27, 2016 (as amended, the “Shareholders’ Agreement”). In addition, the Reporting Persons may engage in discussions with management and members of the Board regarding China Online, including, but not limited to, China Online’s business and financial condition, results of operations and prospects. The Reporting Persons may take positions with respect to and seek to influence China Online regarding the matters discussed above. Such suggestions or positions may include one or more plans or proposals that relate to or would result in any of the actions required to be reported herein.

Except as set forth in this Item 4, the Reporting Persons have no present plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons do, however, reserve the right in the future to adopt such plans or proposals subject to compliance with applicable regulatory requirements.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

The information set forth and/or incorporated by reference in Items 2, 3 and 4 is hereby incorporated by reference into this Item 5.

(a) The aggregate number of Ordinary Shares and the percentage of total outstanding Ordinary Shares beneficially owned by the Reporting Persons is set forth below. References to percentage ownerships of Ordinary Shares in this Statement are based upon the 51,789,473 Ordinary Shares stated to be outstanding as of immediately following consummation of China Online’s initial public offering and related concurrent private placement in China Online’s final prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b)(4) on June 10, 2016 (including Ordinary Shares underlying outstanding American Depository Shares). The Reporting Persons may be deemed to beneficially own an aggregate of 50,980,288 Ordinary Shares, which constitutes approximately 51.6% of China Online’s Ordinary Shares, calculated in accordance with Rule 13d-3 under the Act.

SCCV V HOLDCO I beneficially owns 36,285,762 Ordinary Shares, which represents approximately 41.2% of the outstanding Ordinary Shares calculated in accordance with the requirements of Rule 13d-3 under the Act.

SCCVF V, as the parent company of SCCV V HOLDCO I, may be deemed to beneficially own 36,285,762 Ordinary Shares, which represents approximately 41.2% of the outstanding Ordinary Shares calculated in accordance with the requirements of Rule 13d-3 under the Act.

SCCVF MGMT V, as the general partner of SCCVF V, may be deemed to beneficially own 36,285,762 Ordinary Shares, which represents approximately 41.2% of the outstanding Ordinary Shares calculated in accordance with the requirements of Rule 13d-3 under the Act.

SCCG I HOLDCO A beneficially owns 14,694,526 Ordinary Shares, which represents approximately 23.5% of the outstanding Ordinary Shares calculated in accordance with the requirements of Rule 13d-3 under the Act.

SCCGF I, as the parent company of SCCG I HOLDCO A, may be deemed to beneficially own 14,694,526 Ordinary Shares, which represents approximately 23.5% of the outstanding Ordinary Shares calculated in accordance with the requirements of Rule 13d-3 under the Act.

SCCGF MGMT I, as the general partner of SCCGF I, may be deemed to beneficially own 14,694,526 Ordinary Shares, which represents 23.5% of the outstanding Ordinary Shares calculated in accordance with the requirements of Rule 13d-3 under the Act.

SCC HOLD, as the general partner of each of SCCVF MGMT V and SCCGF MGMT I, may be deemed to beneficially own 50,980,288 Ordinary Shares, which represents approximately 51.6% of the outstanding Ordinary Shares calculated in accordance with the requirements of Rule 13d-3 under the Act.

SNP, as the parent company of SCC HOLD, may be deemed to beneficially own 50,980,288 Ordinary Shares, which represents approximately 51.6% of the outstanding Ordinary Shares calculated in accordance with the requirements of Rule 13d-3 under the Act.

NS, as the sole owner and the sole director of SNP, may be deemed to beneficially own 50,980,288 Ordinary Shares, which represents approximately 51.6% of the outstanding Ordinary Shares calculated in accordance with the requirements of Rule 13d-3 under the Act.

Based on the transactions described herein, the Reporting Persons may be deemed to constitute a “group” for purposes of Section 13(d)(3) of the Act. The filing of this Statement shall not be construed as an admission that the Reporting Persons are a group, or have agreed to act as a group. Each Reporting Person expressly disclaims beneficial ownership in the securities reported herein except to the extent such Reporting Person actually exercises voting or dispositive power with respect to such securities.

(b) The number of Ordinary Shares as to which each of the Reporting Persons has sole or shared power to vote, direct the vote, dispose or direct the disposition are as set forth in rows seven through ten of the cover pages hereof. The information set forth in Item 2 is hereby incorporated by reference into this Item 5(b).

(c) Except with respect to the acquisition of Ordinary Shares acquired in the concurrent private placement transaction related to China Online’s initial public offering as more fully described in Item 3, the Reporting Persons have not effected any transactions in the Ordinary Shares during the past 60 days.

(d) No person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Ordinary Shares beneficially owned by the Reporting Persons.

(e) Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The information set forth and/or incorporated by reference in Items 2, 3, 4 and 5 is hereby incorporated by reference into this Item 6.

Series C Preferred Share Subscription Agreement

Pursuant to the Share Subscription and Purchase Agreement, dated July 21, 2014, SCCV V HOLDCO I acquired 36,285,762 Series C Preferred Shares for aggregate consideration of $16,020,000. All of the Series C Preferred Shares were converted, in connection with the closing of China Online’s initial public offering, into an aggregate of 36,285,762 Class B Ordinary Shares on the basis of one Class B Ordinary Share for each Series C Preferred Share. Each Class B Ordinary Share is convertible into one Class A Ordinary Share at any time by the holder.

Series D Preferred Share Subscription Agreement

Pursuant to the Share Subscription Agreement, dated August 29, 2015, SCCG I HOLDCO A acquired 10,747,158 Series D Preferred Shares for aggregate consideration of $10,000,000. All of the Series D Preferred Shares were converted, in connection with the closing of China Online’s initial public offering, into an aggregate of 10,747,158 Class B Ordinary Shares on the basis of one Class B Ordinary Share for each Series D Preferred Share. Each Class B Ordinary Share is convertible into one Class A Ordinary Share at any time by the holder.

Subscription Agreement

Pursuant to the Subscription Agreement, dated May 27, 2016, SCCG I HOLDCO A acquired 3,947,368 Ordinary Shares in a private placement transaction concurrently with, and subject to the completion of, China Online’s initial public offering, for aggregate consideration of $5,000,000.

Shareholders’ Agreement

Pursuant to the Shareholders’ Agreement, China Online granted certain registration rights to SCCV V HOLDCO I and SCCG I HOLDCO A with respect to any potential public offering of the Company’s Ordinary Shares. Set forth below is a summary description of the registration rights. This summary description does not purport to be complete, and is qualified in its entirety by the Shareholders’ Agreement, a copy of which is filed as Exhibit 4.4 to China Online’s Registration Statement on Form F-1 filed with the Securities and Exchange Commission on May 12, 2016, and Amendment No. 1 to the Shareholders’ Agreement, a copy of which is filed as Exhibit 4.5 to China Online’s Registration Statement on Form F-1 filed with the Securities and Exchange Commission on May 27, 2016, both of which are incorporated herein by reference.

Demand Registration Rights. At any time after the earlier of (i) August 31, 2019 or (ii) the date six months following the consummation of China Online’s initial public offering, upon a written request from the holders of at least 30% of the registrable securities then outstanding, China Online must file a registration statement covering the offer and sale of the registrable securities held by the requesting shareholders and other holders who choose to participate in the offering in the event that the anticipated gross receipts from the offering are to exceed $7,500,000.

Piggyback Registration Rights. If China Online proposes to file a registration statement under the Securities Act of 1933, as amended, for purposes of effecting a public offering of its securities (including, but not limited to, registration statements relating to secondary offerings of its securities, but excluding registration statements relating to any employee benefit plan or a corporate reorganization), China Online must afford holders of registrable securities an opportunity to include in that registration all or any part of their registrable securities then held. China Online has the right to terminate or withdraw any registration initiated by it prior to the effectiveness of such registration whether or not any holder has elected to include securities in such registration. The underwriters of any underwritten offering have the right to limit the number of shares with registration rights to be included in the underwritten offering, subject to certain limitations.

Form F-3 or S-3 Registration. When China Online is eligible to use F-3 or S-3 for the registration of its outstanding shares, upon a written request from the holders of at least 30% of all registrable securities then outstanding, China Online must effect a registration on Form F-3 or S-3. Upon receipt of such written request, and subject to certain exceptions, China Online must promptly give notice of the proposed registration and the holders’ request to all other holders of registrable securities and effect such registration to permit the sale and distribution of all such holders’ registrable securities.

Expenses of Registration. China Online will pay all expenses incurred in connection with each demand, piggyback or Form F-3 or S-3 registration (excluding underwriters’ or brokers’ discounts and commissions relating to shares sold by the holders), including without limitation all U.S. federal, “blue sky” and all foreign registration, filing and qualification fees, printers’ and accounting fees, and fees and disbursements of counsel and reasonable expenses of one legal counsel for the holders.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

Exhibit	Description

99.1	Joint Filing Agreement dated as of June 27, 2016, by and among SCCV V HOLDCO I, SCCVF V, SCCVF MGMT V, SCCG I HOLDCO A, SCCGF I, SCCGF MGMT I, SCC HOLD, SNP and NS.

99.2	Third Amended and Restated Shareholders’ Agreement, dated as of August 31, 2015, by and among China Online, SCCV V HOLDCO I, SCCG I HOLDCO A and the other shareholders party thereto (incorporated by reference to Exhibit 4.4 to the Registration Statement on Form F-1 of China Online, filed on May 12, 2016).

99.3	Amendment No. 1 to Third Amended and Restated Shareholders’ Agreement, dated as of May 27, 2016, by and among China Online, SCCV V HOLDCO I, SCCG I HOLDCO A and the other shareholders party thereto (incorporated by reference to Exhibit 4.5 to the Registration Statement on Form F-1 of China Online, filed on May 27, 2016).

99.4	Share Subscription and Purchase Agreement, dated July 21, 2014, by and among China Online, SCCV V HOLDCO I and the other parties thereto.

99.5	Share Subscription Agreement, dated August 29, 2015, by and among China Online, SCCG I HOLDCO A and the other parties thereto.

99.6	Subscription Agreement, dated as of May 27, 2016, by and among China Online and SCCG I HOLDCO A (incorporated by reference to Exhibit 10.23 to the Registration Statement on Form F-1 of China Online, filed on May 27, 2016).

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: June 27, 2016

SCC VENTURE V HOLDCO I, LTD.

By: Sequoia Capital China Venture Fund V, L.P.

Its Member

By: SC China Venture V Management, L.P.

Its General Partner

By: SC China Holding Limited

Its General Partner

/s/ Nan Peng Shen

Name: Nan Peng Shen

Title: Authorized Signatory

SEQUOIA CAPITAL CHINA VENTURE FUND V, L.P.

By: SC China Venture V Management, L.P.

Its General Partner

By: SC China Holding Limited

Its General Partner

/s/ Nan Peng Shen

Name: Nan Peng Shen

Title: Authorized Signatory

SC CHINA VENTURE V MANAGEMENT, L.P.

By: SC China Holding Limited

Its General Partner

/s/ Nan Peng Shen

Name: Nan Peng Shen

Title: Authorized Signatory

SCC GROWTH I HOLDCO A, LTD.

By: Sequoia Capital China Growth Fund I, L.P.

Its Member

By: Sequoia Capital China Growth Fund I Management, L.P.

Its General Partner

By: SC China Holding Limited Its General Partner

/s/ Nan Peng Shen
Name: Nan Peng Shen
Title: Authorized Signatory

SEQUOIA CAPITAL CHINA GROWTH FUND I, L.P.

By: Sequoia Capital China Growth Fund Management I, L.P. Its General Partner By: SC China Holding Limited Its General Partner

/s/ Nan Peng Shen
Name: Nan Peng Shen
Title: Authorized Signatory

SEQUOIA CAPITAL CHINA GROWTH FUND MANAGEMENT I, L.P. By: SC China Holding Limited Its General Partner

/s/ Nan Peng Shen
Name: Nan Peng Shen Title: Authorized Signatory

SC CHINA HOLDING LIMITED

/s/ Nan Peng Shen
Name: Nan Peng Shen Title: Authorized Signatory

SNP CHINA ENTERPRISES LIMITED

/s/ Nan Peng Shen
Name: Nan Peng Shen
Title: Authorized Signatory

NAN PENG SHEN

/s/ Nan Peng Shen
Name: Nan Peng Shen